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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Ave Suite 6707
(No. and Street)

NY (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel (212)557-3797 ext 10
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

110 Wall St 11th floor (Address) NY (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Oscar Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmore Group LLC, as of Dec 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



JONATHAN ANDREW BERGER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BE6162437
Qualified in New York County
Commission Expires March 12, 2011

Notary Public 5/4/10

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALMORE GROUP, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENT ARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2009

Contents

Auditors' report

To the Member
Dalmore Group, LLC
New York, New York

We have audited the accompanying financial condition of Dalmore Group, LLC as of December 31, 2009, and the related statements of operations, changes in member capital, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP
Certified Public Accountants and Advisors

January 18, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

DALMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash	$	13,086
Prepaid expenses		200
Total assets	**$**	**13,286**
Liabilities and Member Capital		
Liabilities		
Accounts and accrued expenses payable	$	5,800
Total liabilities		**5,800**
Member's capital		
Member capital		7,486
Total member's capital		**7,486**
Total liabilities and member capital	**$**	**13,286**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue		
Referral fees	$	35,398
Private placement fee		20,000
Total revenue		**55,398**
Expenses		
Professional fees		16,029
Regulatory fees		20,427
Commission		39,927
Travel		6,634
Rent		12,000
Bad debts		1,000
Insurance		364
Bank charges		244
Total expenses		**96,625**
Net (loss)	**$**	**(41,227)**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2009

Member capital, beginning	$	11,713
Capital contributions		37,000
Net loss		(41,227)
Member capital, December 31, 2009	**$**	**7,486**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities		
Net loss	$	(41,227)
Changes in operating assets and liabilities		
Decrease in clearing deposit		5,006
Increase in accounts and accrued expenses payable		2,400
Net cash used in operating activities		**(33,821)**
Cash flows from financing activities		
Capital contribution from member		37,000
Net cash provided by financing activities		**37,000**
Increase in cash and cash and cash equivalents		**3,179**
Cash and cash equivalents, beginning of year		9,907
Cash and cash equivalents, end of year	**$**	**13,086**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

Organization

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – OPERATING LEASE

The Company subleases its facility from its single member, Oscar Seidel for $1,000 per month under a month-to-month arrangement.

DALMORE GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital		
Total equity capital	$	7,486
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		200
Net capital before haircuts and undue concentration on securities positions		**7,286**
Haircuts and undue concentration on securities positions		-
	$	**7,286**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	5,800
	$	**5,800**
Ratio: aggregate indebtedness to net capital		1.26 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	2,286

Reconciliation of December 31, 2009 audited computation of net capital and Company's unaudited December 31, 2009 Part IIA filing.

Unaudited December 31, 2009 net capital per December 31, 2008 Part IIA filing	$	7,286
Audit adjustments		--
Net capital	**$**	**7,286**

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

DALMORE GROUP, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.


THE POWER OF PEOPLE
KBL, LLP™
Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Control

To the Member
Dalmore Group, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Dalmore Group, LLC (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP
Certified Public Accountants and Advisors
January 18, 2010

DALMORE GROUP, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2009


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KBL, LLP™
Certified Public Accountants & Advisors

Supplemental SIPC Report

To the Member
Dalmore Group, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Dalmore Group, LLC for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2009 to December 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Dalmore Group, LLC taken as a whole.

DALMORE GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 150
Less Payments Made:			
	Date Paid	Amount	
	01/16/09	$ 150	
			150
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 0
Payment made with Form SIPC 7T			$ 0

See independent accountant's report.

DALMORE GROUP, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Total revenue	$ 55,398
Additions:	
Various (list)	
Total additions	$ --
Deductions:	
Other	--
Total deductions	$ --
SIPC NET OPERATING REVENUES	$ 55,398
GENERAL ASSESSMENT @ .0025	$ 138

See independent accountant's report.